Exhibit 14

Consent of Travis Pastachak

I hereby consent to the use of my name, the references to the report titled “NI 43-101 Technical Report, Rainy River Mine, Ontario, Canada” with an effective date of December 31, 2024 and the information derived therefrom, and the inclusion of the information reviewed and approved by me that is of a scientific or technical nature, other than that which relates to Mineral Reserves and Mineral Resources and Exploration, in (i) the Annual Report on Form 40-F for the year ended December 31, 2024 of New Gold Inc. (the “Company”) and (ii) the Registration Statement on Form F-10 on the Company (File No. 333-279369).

Signed this 24th day of February, 2025

Yours truly,

/s/ Travis Pastachak
Name:	Travis Pastachak
P.Geo.